______________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

______________________________________

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For July 9, 2002

Song Networks Holding AB

(Translation of registrant's name into English)

Svärdvägen 19,

SE-182 15 Danderyd, Sweden

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...√..... Form 40-F........

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...√....

Exhibits

  Pressrelease, dated July 9, 2002

Any securities being offered will not be, and have not been, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration requirements.

Press Release

Stockholm July 9, 2002

Telenor Business Solutions Holding AS and Song Networks Holding AB enter into Business Combination Agreement

Song Networks Holding AB (NASDAQ: SONW, Stockholmsbörsen: SONW) and Telenor Business Solutions Holding AS have entered into a business combination agreement as part of an overall financial restructuring of the Song Networks group whereby Song Networks will issue new shares and a convertible bond to Telenor Business Solutions Holding AS in exchange for the contribution of the Telenor Business Solutions AB business together with a cash balance of SEK 550 million.

The transaction is conditional upon completion of a restructuring of Song Networks in which substantially all of the outstanding bonds of Song Networks will be exchanged for a combination of cash and new equity. Song Networks is engaging in discussions regarding the proposed restructuring with an ad hoc committee of its bondholders.

Pursuant to the business combination agreement, Song Networks will acquire Telenor Business Solutions AB, which will have a cash balance of SEK 550 million. In exchange for its contribution, Telenor Business Solutions Holding AS will receive new Song Networks shares representing 39.9% of the increased share capital of Song Networks Holding AB and a convertible bond which, if converted during the next four years, would increase Telenor Business Solution Holding AS' holding to 84.5% of the enlarged group's voting stock after the restructuring. Interest on the convertible bond is payable in kind for the first two years from issuance and thereafter in cash or in shares at Telenor Business Solution Holding AS' election.

The transaction is conditional upon a number of events, including, among others:

  approval by Song Networks 's bondholders of a bond restructuring, which is expected to comprise the balance of the SEK 550 million cash balance transferred with Telenor Business Solutions AB together with Song Networks equity;
  receipt of all necessary approvals by Song Networks 's shareholders at an Extraordinary General Meeting;

Any securities being offered will not be, and have not been, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration requirements.
  successful completion of an akkoord process in The Netherlands; and
  appropriate regulatory approvals.

As part of the agreement with Telenor Business Solutions Holding AS and in connection with the restructuring, Song Networks will conduct up to an SEK 200 million rights offering to subscribe for new Song Networks shares at the same subscription price at which Telenor Business Solutions Holding AS is investing. The share price for Telenor Business Solutions Holding AS' investment and the rights offering will be determined after an agreement has been reached between Song Networks and its bondholders on the number of shares to be issued to those bondholders. If all shareholders subscribe to the offering, Telenor Business Solutions Holding AS' ownership after conversion of the bond would decrease from 84.5% to 73.2% of the fully diluted voting equity of the restructured Song Networks.

Song Networks expects to complete a restructuring, conclude an Extraordinary General Meeting and close these transactions by the end of September 2002.

Song Networks will inform the market of any developments related to the restructuring.

For information, please contact:

Tomas Franzén, CEO

Mobile: +46 701 810111

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks 's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2002

By: /s/ Tomas Franzén

Name: Tomas Franzén

Title: President and Chief Executive Officer